UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
a-42152

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lek Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18 Laurel Rd
                                                     (No. and Street)

New City	**NY**	**10956**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristopher Minogue	**332-206-0198**	kristopher.minogue@leksecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Co
                                     (Name – if individual, state last, first, and middle name)

1785 West 2320 South	**Salt Lake City**	**UT**	**84119**
(Address)	(City)	(State)	(Zip Code)
10/20/03		**457**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristopher Minogue _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lek Securities Corporation _____, as of 12/31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DS

DocuSigned by:

T'angelo Magee

64CE3B35C961475...

Notary Public

T'ANGELO J MAGEE
Notary Public, State of New Jersey
My Commission Expires Sep 26, 2023

Signature: _____

Title:

Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEK SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

LEK SECURITIES CORPORATION

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Financial Statement

    Statement of Financial Condition   2

    Notes to Financial Statement   3-11













Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lek Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lek Securities Corporation as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Lek Securities Corporation as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 2 to the financial statements, in the 2nd quarter of 2022, the Depository Trust and Clearing Corporation ("DTCC") issued a "cease to act" on the Company, which terminated the firm's ability to engage in clearing activity on behalf of its customers. This matter creates substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 and Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of Lek Securities Corporation's management. Our responsibility is to express an opinion on Lek Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lek Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, UT
March 1, 2023

We have served as Lek Securities Corporation's auditor since 2022

LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash and cash equivalents	$	11,545,377
Restricted cash		144,456
Cash segregated under federal and other regulations		2,024,582
Due from brokers		5
Deposits with clearing organizations		630,281
Securities owned:		
Not readily marketable, at fair value		2,515,503
Prepaid expenses and other assets		353
Total assets	$	16,860,557
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Due to customers	$	16,717
Due to brokers		1
Accounts payable and accrued expenses		3,641,087
Total liabilities		3,657,805
Commitments and contingencies (Notes 12 and 15)		
Subordinated borrowings		1,985,143
Stockholder's equity		
Common stock - $1.00 par value; 10,000 shares authorized, 726 shares issued and outstanding		726
Additional paid-in capital		5,269,192
Retained earnings		5,947,691
Total stockholder's equity		11,217,609
Total liabilities and stockholder's equity	$	16,860,557

See accompanying notes to financiel statements.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Securities Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and was a member of the New York Stock Exchange ("NYSE") and other principal exchanges during the year-ended December 31, 2022. During the year, Company was also a self-clearing member of the Depository Trust and Clearing Corporation ("DTCC"), CDS Clearing and Depository Services, Inc., Options Clearing Corporation ("OCC") and S.D. Indeval.

The Company was engaged in both providing order management and clearing services to institutions and professional traders.

In the 2nd quarter of 2022, DTCC issued a "cease to act" as a member upon the Company, alleging it no longer meets the criteria for membership. This ended the firm's ability to offer in custody and clearing to its customers. In the 3rd quarter of 2022, the Company initiated an orderly wind-down of the business, returning customer funds and securities, and is no longer a going concern.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company complies with Financial Standards Board ('FASB") Accounting Standards Codification ("ASC"), Topic 940, Financial Services-Brokers and Dealers.

As the firm is no longer a member of DTCC, and can no longer offer custody and clearing services, management recognizes that the Company no longer has a reliable revenue stream on which it can operate profitably. Therefore, management has no intention of operating as a Broker-Dealer beyond the ensuing 12 month period. These factors raise substantial doubt about the company's ability to continue as a going concern. Though the company remains sufficiently capitalized to meet its obligations, management has no plans to raise additional capital, restructure, or otherwise remedy the DTCC issue.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates.

Cash and Cash Equivalents

For. Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

LEK SECURITIES CORPORATION

2. Summary of significant accounting policies (continued)

Restricted Cash

The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for the benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease. As a result of the adoption of Accounting Standards Update ("ASU") 2016-18, $144.360 and $2,024,582 of restricted cash was included in end-of-year and beginning-of-year, respectively, cash and cash equivalents, restricted cash and cash segregated under federal and other regulations in the Company's statement of cash flows for the year ended December 31, 2022.

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The reserve for doubtful accounts at December 31, 2022 was $0 at year-end.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	5 years
Furniture and fixtures	5 years

As of December 31, 2022, all fixed assets have been fully depreciated in accordance with the Company no longer being a going concern.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. U.S. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price at the close of business each day.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

2. Summary of significant accounting policies (continued)

Right-of-Use Assets and Operating Lease Liabilities

On January 1, 2020, the Company adopted ASC ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the statement of financial condition. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous U.S. GAAP requirements, which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. At December 31, 2022, the Company is no longer recognizing operating lease right-of-use assets or liabilities where they were formerly located in the line items property and equipment and accounts payable and accrued expenses respectively on the statement of financial condition.

The Company's operating lease arrangements are for real estate and facility leases during the year. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term, and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company exercised an early termination clause within its operating lease, which caused the commitment to expire on November 30, 2022, and therefore no real estate leases are represented within the statement of financial condition.

3. Cash segregated under federal and other regulations

Cash of $2,024,582 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2022, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker dealers

The company no longer maintained a receivable from or a payable to clearing organizations and other broker dealers as no securities failed-to-deliver/receive or receivable/payable existed at December 31, 2022.

5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2022:

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

5. Fair Value Measurements (continued)

		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2021
Assets								
Securities Owned								
Marketable at fair value								
Corporate stocks and options	$	-	$	-	$	10,572	$	10,572
Not readily marketable at estimated fair value		-		-		2,504,931		2,504,931
	$	-	$	-	$	2,515,503	$	2,515,503

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $2,515,503. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The Company utilizes an unadjusted third party pricing quote to value the security, which is the unobservable input. There was a $330,016 change in unrealized gain in the market value of the Level 3 security, measured at fair value for the year ended December 31, 2022 and reflected in other income in the statement of operations.

6. Property and equipment

Details of property and equipment at December 31, 2022, are as follows:

Leasehold improvements	$	2,150,803
Computer hardware		4,721,681
Furniture and fixtures		652,975
Property, plant and equipment		7,525,459
Right of use asset-operating lease		
		7,525,459
Less: accumulated depreciation and amortization		(7,525,459)
Property and equipment, net	$	-

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statement.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. The underlying collateral for securities loaned and borrowed transactions consists of corporate equity and ETF securities. In these types of transactions, the Company will introduce the two parties and earn a spread.

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral arrangements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and, as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

As of December 31, 2022, there were no securities loaned or borrowed outstanding, and no interest accrued relating to such.

9. Lines of credit

In July, 2022 the Company entered into an agreement to increased its available lines of credit agreements with financial institutions from $30,000,000 to $50,000,000 in secured and unsecured credit facilities. The company also maintained a $100,000,000 demand note with Holdings during 2022. Both facilities were drawn upon during the first half of 2022.

Subsequent to the "cease to act" issued by DTCC, the Company no longer had the ability to draw upon either facility and no amounts were outstanding at year-end.

10. Stock option plan

In March 1999, the Company established a plan (the "Plan") to grant stock options to employees, allocating 10% ownership of the Company to the Plan. The Plan provides that the option price be determined by the Board of Director at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2022, the cumulative options activity is as follows: 99 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2022, no options issued under the Plan are outstanding.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

11. Subordinated borrowings

At December 31, 2022, the Company has subordinated borrowings pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's Uniform Net Capital Rule. The terms of the subordinated loan agreements are as follows:

$40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143 in aggregate, from a former stockholder of Holdings which mature on April 30, 2023, December 31, 2022, December 31, 2022, and January 14, 2023, respectively, will all renew but are expected to be repaid.

$3,000,000 from a foreign financial institution matured and was repaid on December 10, 2022.

12. Contingencies

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and the NYSE Regulation Board of Director concerning blue line trading, odd-lot day trading, the SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver, and exception reports to potentially manipulative trades. The fine was $575,000 and paid by the Company on February 24, 2015.

On March 15, 2021, FINRA served a statement of claim against the Company. The core allegation is that the Company caused the customer to incur losses by restricting buying-power and margin at the onset of the COVID-19 pandemic. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter, no adjustment has been made in the Company's accompanying financial statements.

In the normal course of operations, the Company may be asked from time to time, to demonstrate that its business model and liquidity profile are sufficient to fund its operations. Through the date of the financial statements, the liquidity and management have been more than adequate to fund operations and ensure the protection of its customers assets, which are the Company's top priority.

During the third quarter of 2021, the Company changed DTCC settlement banks. This transition had no impact on the Company's operations, customers, counter-parties, or business partners. As a result, and given the fact that both banks provided a combination of secured and unsecured lines of credit, the change in settlement banking relationship had altered the Company's written supervisory procedures as it relates to funding and liquidity management. These changes to the Company's funding and liquidity management processes and procedures were discussed at length with the Company's Self-Regulatory Organizations (SROs).

Through the course of DTCC's review of the firm's liquidity profile, DTCC asserted that the Company no longer met the criteria for DTCC membership, though the firm never failed to meet its settlement or margin obligations. In the 2nd quarter of 2022, DTCC issued a "cease to act" on the firm, which terminates the firm's ability to engage in clearing activity on behalf of its customers.

Lek filed an appeal to the SEC shortly thereafter, and although the stay petitioning SEC to intervene was denied, the appeal itself has not been heard before the SEC.

As a result of the cease to act, the firm has returned the vast majority of customer funds and securities and has been engaged in an orderly wind-down of the business during the 2nd half of 2022, with no SIPC involvement.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

12. Contingencies (continued)

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable; accordingly, no such adjustments have been made in the Company's accompanying financial statements.

Given that the Company is no longer a DTCC member, and therefore has no ability to generate revenue, the Company is no longer a going concern.

13. Related-party transactions

Lek Securities UK Limited is an affiliate through common ownership and is authorized and regulated by the Financial Conduct Authority. At December 31, 2022, included in due to customers on the statement of financial condition is $0.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2022, included in due to brokers on the statement of financial condition is $0.

The Company provides custody, execution and clearing services for stockholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

The Company has a $100,000,000 line of credit with Holdings, of which $0 is outstanding at year-end.

14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan ("Profit sharing plan") covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service.

15. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENT

15. Financial instruments with off-balance sheet risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

16. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") and Securites Investor Protection Corporation ("SIPC") up to $250,000 per institution. The Company has selected these banks based on their strong capital base. No lesses have been incurred to date.

17. Risks and uncertainties - COVID-19

The pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact the Company's financial conditon, or prospects. will depend on numerous evolving factors that are out of the Company's control and are not able to be predicted at this time.

18. Subsequent events

In January 2023, the Company repaid the remaining $1,985,143 in subordinated borrowings.

In February 2023, FINRA accepted the firm's Broker-Dealer withdrawal application, effectively ending FINRA's oversight of the firm as an SRO.

Management has evaluated all subsequent events as of the date of the financial statements through March 1, 2023, the date on which the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements.